For immediate release

Norampac continues to expand its position in Northeastern United States

Montreal, Quebec, April 15, 2003 - Norampac Inc. announces the purchase of Georgia-Pacific's converting plant in Schenectady, New York, near Albany. Through this acquisition, Norampac increases its presence in the corrugated packaging market in the Northeastern United States. This strategic acquisition fits into Norampac's development plan by increasing its North American integration level to over 60%.

With an annual production capacity of over 900 million square feet, the Schenectady plant will create synergies with other Norampac plants (Buffalo, New York City, Leominster, Mass.) specializing in corrugated products and containerboard manufacturing. In addition to having developed an expertise in bulk bins and in triple-wall boxes, the new plant has a well-established customer base, experienced staff and solid market reputation. Its strategic location (approximately 300 km south of Montreal) will allow Norampac to offer outstanding delivery service in both Canada and the United States.

This new acquisition is part of an asset exchange agreement whereby Norampac is acquiring the Schenectady plant in exchange for its plant located in Dallas, Texas and other considerations. This transaction ensures a better geographical positioning of Norampac's plants as well as a substantial improvement in product mix offering in a key strategic market.

Norampac owns eight containerboard mills and twenty-five box plants in the United States, Canada, Mexico and France. With an annual production capacity of over 1.6 million short tons, Norampac is the largest containerboard producer in Canada and the seventh largest in North America. Also one of Canada's leading corrugated product manufacturers, Norampac is a joint venture owned by Domtar Inc. (symbol: DTC-TSX) and Cascades Inc. (symbol: CAS-TSX).

For more information:

Marc-André Dépin Anne-Marie Gagné

Executive Vice-President Communications Manager

Norampac Inc. Norampac Inc.

(514) 282-2607 (514) 284-9873

marc_andre_depin@norampac.com anne-marie_gagne@norampac.com